Mail Stop 4-7

June 24, 2005

Albert E. Berrow
President
Zone Mining Limited
C202 9801 King George Highway
Surrey, British Columbia
Canada V3T 5H6

Re: 	Zone Mining Limited
Form SB-2
Filed June 2, 2005
File No. 333-125436

Dear Mr. Berrow:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Front Cover of Prospectus

1. We note your statement that "Our common stock will be sold by our officers and directors." Please revise to clarify that your common stock will be sold on your behalf by your officers and directors. Also disclose whether your officers and directors will receive any commissions or proceeds from the offering for selling the shares on your behalf.

2. Indicate whether you will seek to list or quote the shares on any trading market.

3. The expenses and proceeds table is difficult to understand. Consider revising to clarify that the $50,000 and $80,000 are the gross proceeds, rather than the "offering price," at the minimum and maximum amounts in the offering. Please revise to clarify the table so that its meaning is clear from its context. See Item 501(a)(9)(iv) of Regulation S-B.

4. We note your statement that "Neither the Securities and Exchange
Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It`s illegal to tell you otherwise." Please revise to clarify that any representation as to approval or disapproval is a criminal offense. Consider using one of the examples in Item 501(a)(7) of Regulation S-B.

5. If you intend to use the prospectus before effectiveness, please include the legend required by Item 501(a)(10) of Regulation S-B.

Summary of our Offering, page 5

6. Please revise the second paragraph to highlight very briefly, as you explain elsewhere, that:

* There is substantial doubt that you can continue as an ongoing business for the next twelve months and you will have to suspend or cease operations within the next twelve months unless you raise at least the minimum amount in this offering.
* You have no plans for revenue generation and you will not generate revenue as a result of this offering.
* In all probability the property does not contain any mineral reserves and therefore, any investment in this offering will probably be lost.
* At present, you have no employees and only three officers and directors, who plan to devote only four hours per week to the company.
* There will be no trading market for the shares being offered.

Risk Factors, page 6

Because title to the property is held in the name of another ..., page 8

7. Please revise to explain more clearly the nature of your interest in the property and that of Gold Explorations, LLC. Your current disclosure in this risk factor suggests that Gold Explorations may transfer the property and that if they do, you will have no rights regarding the land, including exploration rights. Your disclosure at page 15 suggests that you have the right to explore, regardless of whether Gold Exploration transfers title to the land. However, your disclosure in Note 3 to the financial statements indicates that on March 31, 2005, Gold Exploration transferred 100% interest in the mineral claims on the property to one of your directors in trust for the company. Please revise throughout the prospectus to clarify the nature of your rights and those of Gold Exploration in the property.
For example, clarify whether or not you have the right to extract any mineral deposits you may find.

Use of Proceeds, page 8

8. Please revise the column headings in the use of proceeds table to refer to the number of shares that may be sold rather than the gross proceeds. In addition, label the columns to identify which number represents the minimum and the maximum number of shares that may be sold.

9. Please revise so that the offering expense amounts you disclose here are consistent with those you disclose on page 44. For example, the two tables appear to state different amounts for the SEC registration fee and for accounting fees.

10. Please disclose whether you will use any of the offering proceeds to repay the loan from Mr. Berrow.

Plan of Distribution, page 12

11. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.

12. State whether the company`s officers, directors, affiliates, or anyone involved in the marketing of the units reserve the right to purchase units in order to reach the minimum sales threshold.

13. Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

* extension of the offering period beyond the disclosed time frame;
* change in the offering price;
* change in the minimum sales requirement;
* change to allow sales to affiliates in order to meet the minimum sales requirement;
* change in the amount of proceeds necessary to release the proceeds held in escrow; and
* change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

Section 15(g) of the Exchange Act - Penny Stock Disclosure, page
13

14. We note your statement on page 14 that "the penny stock rules may affect your ability to resell your shares." Please revise to explain how investors` ability to resell shares may be impacted positively or adversely. Also consider adding risk factor disclosure briefly explaining how the penny stock rules may make it more difficult for investors to resell their shares.

Offering Period and Expiration Date, page 14

15. Clarify under what circumstances the offering may be terminated in your sole discretion.

Business, page 15

Background, page 15

16. In the third paragraph of this subsection, you state, "This is in accordance with US Mining Law." Please explain to what you are referring.

Property Geology, page 18

17. Please disclose your bases for the following statements:

* your statement that the veins are "gold bearing;"
* "The east zone is one of our highest priorities, with high gold, arsenic, lead and zinc values;" and
* "The north zone, a recent discovery has returned the highest precious metal values to date, ore grade gold and silver."

If your support is based upon reports or other information you have received, provide us with copies of the supporting materials with your response letter that are marked to show where the materials support each statement.

Revise to clarify what you mean by "values." State more clearly whether or not these "zones" are the areas in which you will conduct exploration. Also revise to clarify why you emphasize the presence of arsenic here, but not in the list at the bottom of page 23, which seems to have been prepared by Mr. Karolyi. That list also appears in Exhibit 10.1.

18. Additionally, since Mr. Karolyi prepared a report specifically for you, on which you base portions of your disclosure, please file a consent from Mr. Karolyi. See Rule 436 under the Securities Act and
Item 601(b)(23) of Regulation S-B.

Supplies, page 19

19. Please revise to clarify, in everyday language and greater detail, what you mean by "Gold Exploration LLC will supervise the exploration for the Leasee." Revise elsewhere as appropriate to clarify what services and resources Gold Exploration will provide to you. Similarly revise to clarify statements throughout your Business discussion such as:

* "Mr. Berrow, after confirming with the owner, will determine if and when drilling will occur on the property." Clarify who the owner is, what type of confirmation you anticipate and whether you will need any approvals to proceed with drilling.
* "[W]e have a piece of raw land and we intend to look for mineralized material." Clarify your rights to the property and explain in everyday terms what type of "mineralized material" you will look for.

Regulations, page 21

20. Please revise to provide more specific detail regarding government regulation of your current and proposed operations.

Management`s Discussion and Analysis or Plan of Operation, page 22

Plan of Operation, page 22

21. We note your statement at the bottom of page 23 that "The soil and rock chip samples will be collected and analysed for au, ag, cu, pb, and zn." Please revise to state the names of these minerals.

Liquidity and Capital Resources, page 24

22. We note your statement that "Mr. Berrow has agreed to advance funds as needed until the public offering is completed or failed and has agreed to pay the cost of reclamation of the property." Disclose the amount of reclamation costs you anticipate, if known. Please file any written agreements to this effect as exhibits or clearly state that there are none. Also, revise your statement at the bottom of page 21 that you "have not allocated any funds for the reclamation of the property" so that the disclosure is consistent.

Management, page 25

Background of Officers and Directors, page 26

23. In the background description of Mr. Hurst, you state that Patriot Energy Corporation was a public company. Please explain what you mean by "public." Our records do not show that Patriot Energy Corporation or Healing Hand Network International Corp. were reporting companies with the SEC.

Conflicts of Interest, page 26

24. Please revise to disclose more clearly the nature of these conflicts of interest. For example, state clearly whether or not your officers and directors work for businesses or entities with interests that may be adverse to those of this company.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

25. The PCAOB website has a registered firm with the same name as your accounting firm but the city is shown as Surrey, B.C. Please correct the city in the report if this is the same firm.

Balance Sheet as at March 31, 2005, page F-2

26. Tell us why you have a classification on your Balance Sheet entitled Going Concern.

27. Tell us your consideration of EITF Issue No. 04-2 regarding the capitalization of the mineral rights here and in Note 2(e).

Notes to Financial Statements

Note 3.  Mineral Property Costs, page F-11

28. The Exploration Lease Agreement that you have filed as an exhibit is dated April 18, 2005 and is between you and Gold Explorations, LLC. Tell us why the disclosure in this note regarding the date of the agreement differs from the exhibit. Tell us why the interest was transferred to your officer and director in trust for you.

29. Furthermore, the agreement states that you have the right to prospect, explore, test, develop and work the property but it does not disclose your rights to compensation if minerals are discovered.
Please expand your disclosure regarding these rights.

Note 5.  Due to Related Party, page F-12

30. Tell us why the obligation to the related party on your balance sheet is for $15,000 when this note states that the related party loaned $25,000.

Note 6.  Commitments, page F-12

31. If $15,000 was advanced to your attorney, it is not held in trust and you should have reflected a prepaid asset. Please revise your disclosure to properly reflect the transaction.

Signatures

32. Please have your controller or principal accounting officer sign the registration statement. If one of the officers who has signed the registration statement holds that position, please revise to reflect that title.

Exhibit 5.1 - Legality Opinion

33. We note that counsel has stated several "conclusions" in this exhibit. It is unclear, however, whether it is counsel`s
"opinion"
that the shares, when issued, will be legally issued, duly authorized, fully paid and non-assessable. Please have counsel revise to opine clearly on these matters.

34. We note the statement in paragraph 1 that "The Company`s existence and form is valid and legal pursuant to the representation above." This statement suggests that counsel has assumed and not independently verified the company`s legal existence and form. These assumptions appear to be inappropriate because they assume away a significant component of counsel`s conclusion that the shares will be legally issued, fully paid, and nonassessable and because counsel is in a better position than investors to verify the facts underlying these assumptions. Please have counsel revise to remove these assumptions or advise us in your response letter why they are appropriate.

35. We note the statements in paragraph 2 that "The common stock to be sold under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Nevada" and "when such stock is issued it will be duly authorized, fully paid for and non-assessable." It is not clear whether counsel is opining that the shares will be legally issued. Please have counsel revise to clarify, if true, that the stock to be sold pursuant to this registration statement will be, when issued, legally issued, duly authorized, fully paid and non-assessable.

Exhibit 99.1 - Subscription Agreement

36. The form of subscription agreement indicates a price of $0.10 per share. However, the prospectus indicates that the price will be $0.02 per share. Please revise to resolve this inconsistency.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga, Senior Staff Accountant, at
(202)
551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at
(202) 551-3810, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director